SALARIUS PHARMACEUTICALS, INC.

2450 Holcombe Blvd., Suite J-608

Houston, TX 77021

February 5, 2020

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Salarius Pharmaceuticals, Inc. - Registration Statement – Form S-1

File No. 333-235879

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended Salarius Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-1 (File No. 333-235879) (the “Registration Statement”) be declared effective on February 6, 2020, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Julie Park of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Julie Park at (650) 233-4067.

[Signature Page Follows]

Sincerely,

SALARIUS PHARMACEUTICALS, INC.

By:	/s/ David J. Arthur
David J. Arthur
Chief Executive Officer

cc:	Davina K. Kaile, Esq.